Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ----------- TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com September 2, 2020

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Confidential

Ms. Sandra Hunter Berkheimer

Mr. David Lin

Mr. Marc Thomas

Mr. Robert Klein

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lufax Holding Ltd (CIK No. 0001816007)

Response to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on July 28, 2020

Dear Ms. Berkheimer, Mr. Lin, Mr. Thomas and Mr. Klein:

On behalf of our client, Lufax Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 24, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 28, 2020 (the “Draft Registration Statement”).

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 submitted July 28, 2020

Prospectus Summary, page 1

1.

Please define terms at first use. For example purposes only, please define the terms “non-traditional financial service providers,” “TechFin,” “B2C,” and “VIP customers” at first use and revise to explain the differences between “capital-light” and “asset-light.” In addition, we note your disclosure that you “served 44.0 million registered users” as of December 31, 2019. Please revise to define the term “registered user” to provide further context for this metric, including whether the metric requires any historical activity level, includes inactive accounts, etc.

In response to the Staff’s comments, the Company has revised the disclosure on pages 1, 11, 12 and 24 of the Revised Draft Registration Statement to add definitions of key terms. The Company has deleted the terms “VIP” and “asset-light” from the Revised Draft Registration Statement rather than define them because they are not important to understanding the Company’s business. The Company defined “registered user” on page 12 to clarify that registration is the only requirement for being counted as a registered user.

2.

We note your disclosure on page 1 of the Summary, and on pages 92 and 140, that according to Oliver Wyman you are ranked number three among non-traditional financial service providers in China based on total online wealth management client assets. Please revise to clarify how “total online wealth management client assets” is determined.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

The Company respectfully advises the Staff that the Company’s ranking is based on total client assets generated through its online wealth management platform, where an asset is counted towards the outstanding balance for so long as it continues to be held by the investor who acquired it through the Company’s platform. In response to the Staff’s comments, the Company has revised the disclosure on pages 1, 11, 95 and 150 of the Revised Draft Registration Statement to clarify the basis for the ranking.

Risk Factors

If our credit assessment and risk management model is flawed or ineffective..., page 24

3.

Please revise to clarify whether you are subject to any contractual obligations to your funding or credit enhancement partners if you inaccurately assess the creditworthiness of a particular borrower. If applicable and to the extent material, please revise to discuss any liabilities that you have incurred in the past as a result of the same.

In response to the Staff’s comments, the Company has revised the disclosure on page 26 of the Revised Draft Registration Statement.

4.

As a related matter, on page 25 you disclose that you are unable to monitor whether a prospective borrower has obtained loans through other retail credit facilitation platforms, creating the risk that a borrower may utilize your credit products to pay off loans from other sources. We also note your disclosure in the penultimate paragraph on page 160 that your risk-based pricing and loan sizing models take into account, respectively, the borrower’s debt to income ratio and indebtedness information, among others. If applicable and to the extent material, please describe any extent to which your business has been negatively impacted by such borrower activity.

In response to the Staff’s comment, the Company would like to clarify that it has access to information about the debts of borrowers through data from governmental agencies such as the Credit Reference Center of the People’s Bank of China. In principle, this includes all credit-related transactions between borrowers and financial institutions with banking licenses. The Company respectfully submits that, while small ticket size loans are available through other retail credit facilitation platforms, large ticket size loans still tend to be borrowed from banks and should be reported to the People’s Bank of China. Thus, while it cannot monitor whether borrowers have obtained loans through other retail credit facilitation platforms or other channels, the Company is able to and does take indebtedness information into account in its credit assessments in a meaningful way. The Company respectfully advises the Staff that the Company has not observed any materially negative impact on its business from the type of borrower activity described by the Staff.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

Any failure by our consolidated affiliated entities or their shareholders to perform their obligations..., page 49

5.

We note your disclosure that your contractual agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Please revise to clarify whether such arbitration provisions apply to claims under the U.S. federal securities laws.

In response to the Staff’s comments, the Company has revised the disclosure on page 50 of the Revised Draft Registration Statement.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement..., page 73

6.

We note this risk factor describes the voting rights associated with the ADSs. Please revise to make clear that, as discussed on page 239, under Cayman law and in your organizational documents, you are not required to hold an annual general meeting for shareholders.

In response to the Staff’s comments, the Company has revised the disclosure on page 74 of the Revised Draft Registration Statement.

Special Note Regarding Forward-Looking Statements and Industry Data, page 75

7.

We note your disclosure that investors should not to place undue reliance on forward-looking statements. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise this statement to eliminate any implication that investors are not entitled to reply on the information included in your registration statement.

In response to the Staff’s comments, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement to remove the statement in question.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

Selected Consolidated Financial and Operating Data, page 90

8.

We note your presentation of pro forma earnings per share (“EPS”) giving effect to the automatic conversion of all of the outstanding Class B ordinary shares and Class C ordinary shares into Class A ordinary shares, which has a positive impact compared to the historical EPS. Please revise to provide more transparent disclosure into the qualitative and quantitative adjustments being made in this pro forma presentation to both the numerator and denominator of the pro forma EPS calculation.

In response to the Staff’s comments, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement to provide additional disclosure on the qualitative and quantitative adjustments made.

On- and Off-Balance Sheet Treatment of Loans and Risk Exposure, page 95

9.

We note your disclosure on page 96 that the Group consolidates loans under the trust funding model under IFRS 10. Please tell us and clarify, with reference to authoritative literature, whether you consolidate only the loans and related net interest income or if you consolidate the entire trust plan, including all assets, liabilities, revenues and expenses of the trust.

The Company respectfully submits to the Staff that the Company consolidates the entire trust plan, including all assets, liabilities, revenues and expenses of the trust plans.

In accordance with the trust agreements, the activities of the consolidated trust plans are originating loans with borrowers that meet certain criteria using the funds contributed by the investors of the trust plans, and only a small portion of funds not yet utilized to make loans or repaid to investors will be invested in short-term liquid investment products to increase the return of trust assets. As such, the assets, liabilities, revenues and expenses of the trust plans primarily include loans to customers, payable to investors of consolidated structured entities, net interest income and general and administrative expenses, which were consolidated in the Company’s consolidated financial statements. Apart from that, no other activities were operated by the trust plans.

As prescribed in IFRS 10 paragraph B86, the consolidated financial statements should combine like items of assets, liabilities, equity, income, expenses and cash flows of the parent with those of its subsidiaries. As such, the Company has consolidated the entire trust plan, including all assets, liability, revenues and expenses of the trust plans.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

10.

Please provide us with more details of the ownership and equity structure of the trust plans, including whether the Group has any equity ownership in the trust plans. In addition, given that the loans in the trust plans are funded by third parties, tell us and explain whether you allocate the net profit/(loss) of the consolidated trust plans or net interest income from those loans to non-controlling interests.

The Company respectfully submits to the Staff that the Company, as a loan facilitator, typically does not have any equity ownership in the trust plans. However, due to the needs of investors in certain trust plans, the Company holds subordinated tranches or puts in guarantee deposits in certain trust plans. Trust plans that have the aforementioned arrangements, together with trust plans that are solely invested by the Company, are consolidated in the Company’s consolidated financial statements in accordance with IFRS 10.

The Company consolidates three different types of trust plans as set forth below:

a)	Trust plans solely invested by the Company: for consolidated trust plans that the Company is the sole investor, the Company has the legal equity ownership.

b)

Trust plans in which the Company holds subordinated interests: for consolidated trust plans in which the Company holds subordinated interests, the Company has legal equity ownership together with the other investors of the trust plans. Investors who hold senior tranches in the trust plans are entitled to an expected rate of return stipulated in the trust agreements. As the subordinated tranche investor, the Company is entitled to the residual interest after repayment of principal and expected investment returns to the other investors. Such repayment is made on a monthly or quarterly basis. Once investors who hold senior tranches are fully repaid, they are no longer entitled to investment return from the trust plans.

c)

Trust plans that are solely invested by third party investors: for consolidated trust plans that are solely invested by third parties, only the third-party investors have legal equity ownership. In these arrangements, the Company is a service provider and places guarantee deposits to the trust plans. Similar to trust plans in which the Company holds subordinated interests, the third-party investors are entitled to an expected rate of return stipulated in the trust agreements and the Company is entitled to the residual interest after repayment of principal and expected investment returns to the third-party investors.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

In accordance with the guidance of IAS 32, paragraph 16, the Company concludes that funds contributed by other investors of the consolidated trust plans do not meet the definition of equity from an accounting perspective, and they are therefore recorded as financial liabilities in the consolidated statements of financial position. Accordingly, there is no allocation of net profits to non-controlling interests. Investment return paid/payable to other investors of the consolidated trust plans are recorded as interest expenses in the consolidated statements of comprehensive income using effective interest rate method while interest income of the underlying loans originated by the consolidated trust plans are recorded as interest income in the consolidated statement of comprehensive income using effective interest rate method.

11.

Please tell us and revise to quantify the amount of loan facilitation and post-origination service fees earned from consolidated trust plans during each financial statement period presented. In addition, tell us whether you consider the consolidated trust plans to be related parties.

The Company respectfully submits to the Staff that if a trust plan is consolidated under IFRS 10, the loans originated by such trust plan are recorded as on-balance sheet loans to customers. All the fees and interests paid by the underlying borrowers including guarantee fees, loan facilitation and post-origination service fees will be considered as direct cash flows attributable to the underlying loans and recorded as part of the interest income in the consolidated statements of comprehensive income, using the effective interest rate method. Accordingly, the Company does not recognize loan facilitation and post-origination service fees other than interest income generated from these consolidated trust plans. Please refer to Note 8 on page F-70 of the Revised Draft Registration Statement for detailed disclosure on interest income.

The Company further advises the Staff that the trust plans, as consolidated structured entities within the consolidated financial statements of the Company, are considered as related parties to Lufax Holding Ltd. in accordance with IAS 24 paragraph 9. However, they are not considered as the related parties to the company group as they have already been consolidated into the company group.

Key Operating Metrics, page 96

12.

We note your disclosure throughout the filing (e.g., pages 105 and 106) that the loans have tenors as long as 36 months. We also note your disclosure of the outstanding balances as of December 31, 2017, 2018 and 2019 and volume of loans facilitated during 2017, 2018 and 2019. Please revise to disclose the weighted average loan tenor during each period. In addition, tell us and disclose if and how fee rates vary by tenor.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

In response to the Staff’s comments, the Company has revised the disclosure on pages 100 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that fee rates (i.e. APR) do not vary meaningfully by tenor.

Key Components of Our Results of Operations

Retail credit facilitation service fees, page 97

13.

We note your table on page 98 setting forth the retail facilitation service fees that are expected to arise from the remaining performance of long-term contracts for your retail credit facilitation service as of December 31, 2019. Please confirm that these only represent post-origination service fees or if they also include any other fees. In addition, provide a table showing the comparable expected loan maturity by year of the outstanding on- and off-balance sheet loans facilitated on your platform that correlates to these expected service fees.

The Company respectfully submits to the Staff that the retail facilitation service fees that are expected to arise from the remaining performance of long-term contracts only represent post-origination service fees for off-balance sheet loans. The service fees received from on-balance sheet loans were recognized as interest income.

The retail facilitation service fees expected to arise from the remaining performance obligation are recognized over the actual maturity after considering early termination scenarios. Therefore, the post-origination service fees do not directly correlate to the contractual maturity date, while borrower repayment behavior impacts the period of time the Company delivers services and earns fees from its customers. At each reporting date, the Company updates its future borrower repayment estimates based on the historical repayment behavior observed on our platform. The Company therefore considers its current presentation as on page 102 and in Note 6 on page F-70 relevant and useful to potential investors, and the Company does not believe that a table showing the comparable expected loan maturity by year of the outstanding off-balance sheet loans would provide more meaningful information.

Wealth Management transaction and service fee, page 98

14.

Please revise to discuss the transaction and service fee structures for both the legacy and current wealth management products and how the cessation of offering B2C products and peer-to-peer products will impact these types of revenues trends moving forward.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Revised Draft Registration Statement.

Other Income, page 100

15.

In regard to the account management service fees which represent service fees charged to credit enhancement partners for reminder services provided to them for loans facilitated by company that are covered by their credit enhancement services, address whether these services are included in the post facilitation services provided or if these are services provided outside of those services.

The Company respectfully submits to the Staff that services provided by the Company to its credit enhancement partners are considered separate services in addition to post-facilitation services provided to borrowers, individual investors or institutional funding partners. The main services provided to the credit enhancement partners primarily include: (1) spot checking the actual use of loans and assistance to credit enhancement partners in collecting loans in the event the loans are misused by borrowers; (2) account management services including repayment reminder, loan collection after insurance claims are paid, collateral survey and others; and (3) helping credit enhancement partners recover insurance claims paid through procedures such as disposal of collaterals, arbitration or litigation.

In response to the Staff’s comment, the Company has revised the disclosure on page F-41 of the Revised Draft Registration Statement to clarify that the account management service fees charged to credit enhancement partners were not included in the post facilitation service fees.

Sales and marketing expenses, page 100

16.

In regard to the borrower acquisition expenses and investor acquisition and retention expenses, please revise, for each period presented, to provide a breakdown between costs paid to sales employees and costs paid to third party channels for borrower acquisition activities and costs incurred for the member referral channel and the online direct marketing channel for investor acquisition and retention expenses, discussing the trends.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 105 and 106 of the Revised Draft Registration Statement to provide a breakdown between costs paid to sales employees (direct and online/telemarketing) and to third party channels (channel partners) for borrower acquisition activities, a breakdown between costs incurred for sales employees (online direct marketing) and for third party channels (Ping An ecosystem and member referral) for investor acquisition and retention expenses, and a discussion of the known trends.

Results of Operations, page 103

17.	Please revise to discuss the revenues generated from the international activities given the expansion in recent periods as noted in the risk factor on page 32.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised Draft Registration Statement to clarify that revenues generated from international activities are not yet material to the Company’s operations. The Company respectfully advises the Staff that the revenues generated from international operations were approximately RMB39 million (US$6 million) in 2019 and approximately RMB21 million (US$3 million) in the first six months of 2020. The Company respectfully confirms that the statements on page 108 about the absence of assessable profits in Hong Kong or estimated assessable profits in Singapore, which are distinct from revenues, remain correct through the first six months of 2020.

Retail credit facilitation service fees, page 105

18.

We note that the loan facilitation service fees increased by 17.1% from 2018 to 2019. We also note that you attributed this growth due to a 37.2% increase in the volume of new off-balance sheet loans which was offset by product mix changes in 2019. Please revise to include more fulsome discussion of those product mix changes, including specific weighted average pricing and volume information by product during the 2018 and 2019 periods being compared.

The Company respectfully advises the Staff that the Company provides retail credit facilitation services to the borrowers, the scope and pricing of which do not vary significantly with the characteristics of the loan products that the Company facilitates, such as whether the loans are secured or unsecured. The Company’s retail credit facilitation services include loan facilitation service and post-origination services. The Company does not provide loan facilitation service and post-origination services on a standalone basis but determines them as two different performance obligations and recognizes revenue upon completion of the relevant performance obligations. Therefore, the Company believes it is not meaningful to discuss the change of its retail credit facilitation services based on weighted average pricing and volume by loan products.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

The ratio of retail credit facilitation service fees to average outstanding balance of off–balance sheet loans facilitated was largely stable throughout 2017, 2018, 2019 and the first half of 2020. The Company’s retail credit facilitation service fees are affected by a number of factors including the new loan volume and outstanding balance of off–balance sheet loans, borrower early repayment behavior, and structural differences in revenue recognition driven by the changes in our scope of services as a result of funding mix changes. In response to the Staff’s comment, the Company has further revised the disclosure on pages 110 and 114 of the Revised Draft Registration Statement.

Net Interest Income, page 105

19.

We note your discussion of changes in net interest income by consolidated trust plans and microloans during the periods presented. Please revise to discuss changes in the gross interest income and interest expense components, including a discussion of the weighted average loan balance and weighted average interest rate for each component during the periods. In your response, address why interest expense from your microloans is smaller as a percentage of interest income during 2019 compared to 2018 and 2017.

In response to the Staff’s comment, the Company has revised the disclosure on pages 111, 114 and 115 of the Revised Draft Registration Statement.

Credit Risk, page 116

20.

Please revise to disclose the names of the external insurance companies which provide the credit insurance as well as the exposure amounts covered by each individual company as of each period end presented. Further, a discussion of each individual entity’s ability to meet their obligation under the credit enhancement agreements should be provided and which will enable the company to reduce their on-balance sheet credit risk exposure.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

The Company respectfully submits to the Staff that none of the Company’s five credit enhancement partners other than Ping An P&C is material to the Company’s business, as none of them was responsible for more than 1.6% of the outstanding balance of loans facilitated by the Company as of December 31, 2017, 2018 or 2019 or as of June 30, 2020. While the Company respectfully submits to the Staff that it is not in a position to give any positive assurances to investors about the ability of any entity that is not consolidated with the Company to meet its obligations, the Company has revised the disclosure on pages 176 and 177 of the Revised Draft Registration Statement in response to the Staff’s comments to disclose that each of the Company’s credit enhancement partners is a regulated entity in China subject to solvency ratios and other capital adequacy requirements as well as inspection by government authorities.

Business

Retail Credit Facilitation, page 151

21.	Please revise to address the following as it relates to the utilization of the third party credit enhancement for the on-balance sheet credit exposure:

•

Describe the claims process with the third party credit enhancement provider, indicating how often claims are made, payments are received, how these payments are considered in the determination of the allowance for credit losses, and how the payment amounts received are reflected in the statement of cash flows.

•

Revise to provide a rollforward which identifies at the beginning of each period, the related receivable amounts, claims made during the period, claims paid and ending receivable amounts for loans facilitated and consolidated.

•	Revise to indicate how the availability of a credit enhancement impacts the delinquent collection procedures as well as the related charge-off policies.

In response to the Staff’s comment, the Company has revised the disclosure on page 177 of the Revised Draft Registration Statement to describe the claims process with the third party credit enhancement providers, indicating how often claims are made, how payments are received, and how the payment amounts received are reflected in the Company’s statement of cash flows.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

The Company respectfully advises the Staff that it has established a highly automated claims process with its funding and credit enhancement partners. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third party credit enhancement provider, and the credit enhancement provider will typically complete its review and make the payment to the funding source within one business day. For on-balance sheet loans, the payment is either made to the Company if the loan is funded by the Company’s consolidated entities or to the consolidated trust plans if the loan is funded by such trust plans. In the latter case, the payment will not impact the Company’s cash flows. The Company assesses the credit ratings of the credit enhancement providers in determining the credit exposure for loans guaranteed by them. Considering that all of the Company’s credit enhancement partners are regulated entities subject to solvency ratios and other capital adequacy requirements in China and have never failed to fulfill their insurance or guarantee obligations to the Company as of June 30, 2020, the Company has not provided allowance for credit losses for loans guaranteed by its credit enhancement partners.

The Company respectfully advises the Staff that a claims payment will only be reflected on the Company’s financial statements if the loan is funded by its consolidated entities. Because the claims process is typically completed within one business day, the Company does not record significant receivable amounts and does not believe a rollforward to be material or meaningful to investors.

The Company further respectfully advises the Staff that the Company conducts the collection procedures for all loans it facilitates, including those insured or guaranteed by third party partners. The availability of credit enhancement does not impact the Company’s delinquent collection procedure or charge-off policies.

Our Loan Products, page 153

22.

In regard to the secured loans outstanding, please revise for each period presented, to identify the loans which have fixed installments and the loans which have balloon payments. For the loans with balloon payments please indicate the impact on revenue recognition.

The Company respectfully advises the Staff that the repayment schedule only has an impact on the interest received by the institutional funding partners or individual investors, which was calculated based on the outstanding loan balance. The Company charges retail credit facilitation service fees and guarantee service fees based on the original principal during the tenor of the loans, regardless how the principal is repaid.

For on–balance sheet loans, the Company earns interest income based on all the fees and interest paid by the borrowers using the effective interest method. As a result, the balloon payment impacts the effective interest rate which, in turn, impacts the interest income recognition.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

For off–balance sheet loans, the loan facilitation service fees are recognized at the inception of loans, and the post origination service fees and guarantee income are recognized over the loan term by measuring the progress towards complete satisfaction of the performance obligation, which are not impacted by the repayment schedule.

In response to the Staff’s comments, the Company has revised the disclosure on page 165 to describe the percentage of secured loans outstanding with balloon payment as of December 31, 2017, 2018 and 2019.

Credit Assessment, page 160

23.	Please describe in greater detail any minimum criteria that borrowers must meet under your three key models for credit assessment, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on page 173 of the Revised Draft Registration Statement.

Risk Management for Retail Credit, page 164

24.	Please revise to disclose the balance of loans past due 30 and past due 90 days for each of the periods presented for both secured and unsecured loans.

In response to the Staff’s comments, the Company has revised the disclosure on page 179 of the Revised Draft Registration Statement.

25.	Please revise to provide disclosure to define the risk levels G1-G8 utilized in evaluating New General-Unsecured Loans.

In response to the Staff’s comments, the Company has revised the disclosure on page 178 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, while the risk levels are based on multiple factors and the weighting of the factors may evolve over time, the formula for the risk levels has been applied consistently since 2017, so the delinquency rates within each risk level are comparable across different time periods.

Wealth Management

Our Platform Investors, page 169

26.

We note that your wealth management platform serves Chinese middle class and affluent investors. Please tell us whether investors located in the United States may invest on your platform. In particular, address whether a Chinese investor transiently visiting the United States would be prohibited from participating in wealth management transactions on your platform.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

Single Para,sp;The Company respectfully submits to the Staff that it is generally impossible for persons who are not Chinese nationals to invest on the Company’s primary wealth management platform, since investors are required to have a Chinese national ID card, as well as a Chinese telephone number and an RMB-denominated bank account in China. Furthermore, the Company must verify the investor’s Chinese national ID card as part of its KYC obligations. The Company has launched wealth management platforms in Singapore and Hong Kong, which still operate on a small scale, and U.S. citizens are excluded from these platforms. The Company has made no attempt to market its products in the United States or to residents of the United States. Notwithstanding the foregoing, the Company is currently considering the feasibility and advisability of blocking U.S. IP addresses from accessing its platform to prevent Chinese investors transiently visiting the United States from using the Company’s platform to facilitate transactions.

27.	Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure on page 243 of the Revised Draft Registration Statement.

Principal [and Selling] Shareholders, page 227

28.	Please state whether the major shareholders have different voting rights, or an appropriate negative statement. See Item 7.A.(1)(c) of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure on page 248 of the Revised Draft Registration Statement.

Governing Law/Waiver of Jury Trial, page 259

29.	We note your disclosure regarding the waiver of jury trial provision. Please revise your disclosure to:

•	clarify whether this provision applies to claims made under the federal securities laws and also ensure that the deposit agreement clarifies its applicability; and

•

include a risk factor discussing any material risks to investors related thereto including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you or the depositary and whether the provision applies to purchasers in secondary transactions.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

To the extent this provision applies to federal securities law claims, please ensure that both your disclosure and deposit agreement state that by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comments, the Company has revised the disclosure on pages 75, 76 and 278 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company has not selected a depositary bank or negotiated the terms of the deposit agreement in connection with the proposed public offering. The Company acknowledges the Staff’s comment and will further address this comment in a future amendment to the Revised Draft Registration Statement and the deposit agreement after the relevant terms of the deposit agreement and the corresponding disclosure have been discussed and agreed upon between the Company and the depositary bank.

Index to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-3

30.

We note that net interest income is presented as a component of your total operating income; however, the credit impairment losses on those loans generating the net interest income are not presented as a component of total operating income or expenses. Please tell us, with reference to authoritative literature, why you believe it is appropriate to reflect the credit impairment losses as a component of other expenses, rather than total income or total operating expenses.

The Company respectfully submits to the Staff that the Company narrowly defined operating expense as those expenses that are directly associated with operating activities, which are of a different nature compared to other expenses. However, that does not mean that the nature of credit/asset impairment losses are not operation related. The Company’s initial presentation of “operating income” and “operating expenses” were not an “operating profit” type of subtotal as prescribed in IAS 1.BC56. The Company acknowledges the Staff’s comment and in order to avoid potential confusion to investors, the Company has removed references to the terms “operating income” and “operating expenses” throughout the Form F-1.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

31.

We note that losses on loans to customers and other related expenses are classified within asset impairment expenses prior to adoption of IFRS 9 and classified within credit impairment losses subsequent to adoption of IFRS 9. Given the similar nature of the expense types as losses on loan despite different accounting standards in place, please tell us, with reference to authoritative literature, why you do not believe it would be appropriate to present the losses on loans to customers and other related expenses as credit related expenses during all periods.

The Company respectfully submits to the Staff that the Company also considered the guidance as prescribed in IAS 1 paragraph 82 (ba), which requires the Company to present impairment losses determined in accordance with Section 5.5 of IFRS 9 for all the periods presented. As such, in order to differentiate the different accounting literature used to determine impairment losses, the Company recorded the impairment losses for financial assets, contract assets and financial guarantee contracts whose loss allowance were measured using expected credit losses model under IFRS 9 as credit impairment losses. In 2017, such impairment losses determined under our previous GAAP were recorded as asset impairment losses because IFRS 9 was not applicable.

Consolidated Statements of Financial Position, page F-5

32.

We note your inclusion of a consolidated statement of financial position as of January 1, 2017; however, this period is not referenced in the auditor opinion on page F-2. Please provide us with your basis for inclusion of the January 1, 2017 statement of financial position without a related reference to it in the auditor opinion. Revise to clarify accordingly.

The Company respectfully submits to the Staff that it first adopted IFRSs using a date of transition on January 1, 2017. Accordingly, the statement of financial position as of January 1, 2017 was presented as an opening IFRS statement in accordance with IFRS 1, paragraph 6. An opening balance sheet is not considered a comparative financial statement if it does not include the supporting notes. As no supporting footnotes were disclosed for the consolidated statement of financial position as of January 1, 2017, it is not considered a comparative financial statement and therefore is not referenced in the auditor’s opinion.

Notes to the Consolidated Financial Statements

4.1.1. Market Risk, page F-49

33.

We note your table on page F-50 showing overdue loans to customers as of December 31, 2019 in the amount of RMB 6,106,786. Please provide additional clarity as to the length of time these loans have been past due, the amount of reserves relating to these loans and whether you continue to accrue post-origination service fees on these loans. In addition, tell us which stage these loans are classified in your table on page F-60 and why.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

The Company respectfully submits to the Staff that the table below shows the length of time these overdue loans have been past due.

	As of December 31, 2019
	1-30 days past due	31-90 days past due	Overdue more than 90 days	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Gross carrying amount of loans to customers	5,625,062	324,440	1,373,211	7,322,713
ECL allowance	(101,009)	(53,258)	(1,061,660)	(1,215,927)

	5,524,053	271,182	311,551	6,106,786

The Company considers a loan to have experienced a significant increase in credit risk if the borrower is more than 30 days past due on its contractual payments and defines a loan as in default, which is fully aligned with the definition of credit-impaired if the borrower is more than 90 days past due. For the loans to customers in Stage 1 and Stage 2, the Company calculates the interest income based on its gross carrying amount before adjusting for impairment provision using the effective interest method. For the loans to customers in Stage 3, the interest income is calculated based on the carrying amount, net of the impairment provision, using the effective interest method

For on-balance sheet loans, all the fees, including loan facilitation and post-origination service fees earned from the borrowers were recognized as interest income in the consolidated financial statements, using effective interest rate method..

14. Finance Costs, page F-73

34.

We note that you classify interest expense on borrowings and bank interest income as finance costs. Please tell us, with reference to authoritative literature, why you believe it is appropriate to classify these as finance costs rather than as components of net interest income.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

The Company respectfully submits to the Staff that interest income and interest expenses related to loans to customers, ABS plans and consolidated trust plans of its retail credit facilitation business are recorded as net interest income while interest income and interest expenses not related to loans to customers are recorded as finance costs.

Part of the Company’s business model is to provide direct financing to borrowers using its own funds, including primarily cash flow from its operation, borrowings from banks and others, funds contributed by the investors of asset based securitization plans (“ABS”) plans and consolidated trust plans, which is akin to a lending business. The Company’s current presentation of net interest income is similar to lending institutions.

Comparatively, as prescribed in IFRS 7 IG 13, total interest expense disclosed in accordance with IFRS 7 paragraph 20(b) is a component of finance costs, for which separate presentation in the statement of comprehensive income is required by paragraph 82(b) of IAS 1. As such, the interest expenses not directly related to interest income are recorded as finance cost. Further, the interest income not related to loans to customers are considered treasury activities outside of the Company’s main business activities and are therefore recorded as finance costs.

21. Accounts and other receivables and contract assets, page F-82

35.

We note your disclosure on page F-31 that accounts receivables related to retail credit facilitation business and the related allowance are written off when they become delinquent for 180 days or more. Please reconcile this statement with the tables showing receivables arising from default guarantee payments in the amounts of RMB 873,872 and RMB 1,070,072 as being 181 or more days past due as of December 31, 2019 and 2018, respectively. To the extent that you have a different write-off policy for these receivables, revise to clarify accordingly.

The Company respectfully submits to the Staff that as disclosed on page F-31 of the Revised Draft Registration Statement, only in circumstances where there is no credit enhancement, loans to customers, accounts receivables related to retail credit facilitation business and the related allowance are written off when they become delinquent for 180 days or more. The receivables arising from default guarantee payments are all secured by properties and are normally written off after receipt of proceeds via settlement. As of December 31, 2018 and 2019, the receivables arising from default guarantee payments were all legacy products with long past due days and therefore almost full provision was provided. However, considering the Company received certain repayments during 2018 and 2019 and is still performing active collection, the Company didn’t write off these receivables as of December 31, 2018 or 2019. The Company will reassess the recoverability of receivables arising from default guarantee payments at each reporting date and write off the balance in the event there is no reasonable expectation of further recovery.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

22. Loans to customers, page F-84

36.

Please tell us and revise to disclose whether you have modified the terms of any loans or granted a concession to customers facing financial hardship during each period presented. In addition, tell us and revise to disclose how you accounted for those modifications.

The Company respectfully submits to the Staff that the Company generally does not modify terms of loans. Under certain circumstances, it might provide concession to the customers facing financial hardship. In order to receive the concession, the borrowers need to provide certain supporting documents to prove their financial hardship. Furthermore, as part of the Company’s loan collection efforts, it may offer certain concessions to selected delinquent borrowers in the form of fee reduction. Once fee reduction agreement is reached, the delinquent borrowers are generally required to pay off their delinquent loan. The concession provided to customers is recorded as a reduction of revenue. For the year ended December 31, 2017, 2018 and 2019, the amount of concession provided to customers was not material.

In response to the Staff’s comments, the Company has revised the disclosure on page F-84 of the Revised Draft Registration Statement to state that the concession provided to customers for the year ended December 31, 2017, 2018 and 2019 was not material.

Exhibits

37.	Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:

•	any agreements that memorialize your funding arrangements with the three trust companies that you reference on page 162; and

•

any agreements entered into between the company and Ping An P&C regarding its provision of credit enhancement for the “overwhelming majority of the outstanding balance of loans” you had facilitated as of December 31, 2019, as disclosed on page 164.

Refer to Item 601(b)(10) of Regulation S-K.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 2, 2020

The Company respectfully advises the Staff that it does not have a bilateral credit enhancement agreement with Ping An P&C or bilateral funding agreements with the three (now five) trust companies. Rather, the principal terms governing funding arrangements and credit enhancement are contained in trilateral agreements with the funding partner and the credit enhancement partner together. Since the Company has more than 50 funding partners, the Company has more than 50 agreements to which both the Company and Ping An P&C are parties, and because the Company’s funding source are well diversified, the Company does not view any of these more than 50 agreements as a material contract.

General

38.

We note that a significant portion of your disclosure includes information provided by Oliver Wyman’s commissioned report. Please indicate whether you or any of your related parties have any connection with Oliver Wyman. In addition, please file the report as an exhibit to this registration statement or provide us with your analysis supporting your determination that you are not required to do so. Please refer to Rule 408(a) of Regulation C.

The Company respectfully submits that the information in the report that is material to investors in the Company’s securities has been disclosed in the Registration Statement, and that Rule 408(a) only requires the disclosure of the material information and not the filing of the source of the material information as an exhibit to the Registration Statement. The Company has provided the Staff supplementally, under separate cover, the excerpted pages of the report that pertain to data cited by the Company in the prospectus. The Company affirms that neither the Company nor any of its related parties has any connection with Oliver Wyman.

*    *     *

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Shirley Yeung, partner at PricewaterhouseCoopers Zhong Tian LLP, by phone at +86 755 8261-8818 or via e-mail at shirley.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Renjie Li, Chairman of the Board of Directors, Lufax Holding Ltd

Guangheng Ji, Co-Chairman of the Board of Directors, Lufax Holding Ltd

Gregory Dean Gibb, Director and Chief Executive Officer, Lufax Holding Ltd

Yong Suk Cho, Director of Lufax Holding Ltd and Chief Executive Officer of Puhui

James Xigui Zheng, Chief Financial Officer, Lufax Holding Ltd

David Siu Kam Choy, Controller of Lufax Holding Ltd and Chief Financial Officer of Puhui

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP